Exhibit 1.1

WorldSpace (China) Information Technology Ltd.

&

Xi’an Tongshi Technology Limited

Cooperation Agreement

April 4, 2006

COOPERATION AGREEMENT

This Cooperation Agreement (hereinafter referred to as this “Agreement”) is entered into as of this 4th day of April 2006 by and between:

1.	WorldSpace (China) Information Technology Ltd., a corporation established and validly existing under the laws of People’s Republic of China (“China” or “PRC”), with its principal office at Rm.1205 Air China Plaza, No.36 Xiaoyun Road, Chaoyang District, Beijing, PRC (hereinafter referred to as “WorldSpace China”); and

2.	Xi’an Tongshi Technology Limited, a corporation established and validly existing under the laws of China, with its principal office at 48 Xing Qing Road North, Xi’an, Shaanxi Province, PRC (hereinafter referred to as “Tongshi”).

WorldSpace China and Tongshi (together with their permitted successors and assignees) are hereinafter referred to individually as a “Party,” and collectively as the “Parties.”

WHEREAS, WorldSpace China’s affiliate has authorized WorldSpace China to sublicense WorldSpace Patent Rights, WorldSpace Information, WorldSpace Trademarks and FhG patents to the companies within China. Meanwhile, WorldSpace China can provide technical services in relation to digital audio and multimedia information.

WHEREAS, Tongshi is a company which engages in the development, production and sale of electronic products. Meanwhile, Tongshi also engages in the development of digital transmission technology.

NOW THEREFORE, in the spirit of basic principles of equality and mutual benefit, by friendly consultations, the Parties have agreed to enter into this Agreement.

Article 1 DEFINITIONS

Unless the terms or contexts of this Agreement have provided otherwise, the following terms shall have the meanings set forth below when used herein:

1.1	“Affiliate” means a subject which, directly or indirectly, controls, is controlled by, or is under common control with, the specified subject. For the purposes of this definition, “control” means the possession of more than 50% of the equity interest (or other form of ownership) bearing voting rights on the election of the board (or similar authority of leadership).

1.2	“Intellectual Property Rights” means proprietary rights related to certain intangible assets, including, without limitation, copyrights (including rights in programs, whether or not registered), and all other rights in works of authorship, patent rights (including patent applications and disclosures), rights of priority, publicity rights, trade secret rights, registered or otherwise protected trademarks, trade names, and service marks, to the extent that any of the foregoing are protected in any country or jurisdiction in the world.

1.3	“WorldSpace System” means the satellite transmission system (including the terrestrial network operated by the Affiliate(s) of WorldSpace China in order to provide WorldSpace capacity service for digital audio, multimedia and data.

1.4	“Stock Quote Information Service” means the multimedia service (mainly focused on providing Shanghai and Shenzhen Stock Information Services in China) transmitted through the WorldSpace System according to the WorldSpace Satellite Capacity Service and Uplink Service Agreement (hereinafter referred to as “Capacity Service and Uplink Service Agreement”) which was signed in 2005 between Beijing Guoxin Synchronous Data System Technology Limited and China Satellite Telecommunication Group Corporation (hereinafter referred to as “ChinaSat”). The content of the information service may be adjusted or added according to market demand, but it is generally called Stock Quote Information Service in this Agreement for the sake of convenience.

1.5	“WorldSpace China Receiver and WorldSpace China PC Card” means the receivers and PC cards produced and sold by Tongshi using WorldSpace receiver and PC card technologies, which are registered to receive the Stock Quote Information Service, including DAMB-A, DAMB-R and their improved types for the time being. In the event that new models are launched, the two Parties shall confirm in writing whether the new models shall be subject to this Agreement.

1.6	“DAMB-A Receiver” means the receiver produced and sold by Tongshi, which can receive Stock Quote Information Service. It is a type of WorldSpace China Receiver and WorldSpace China PC Card.

1.7	“DAMB-R Receiver” means the receiver produced and sold by Tongshi, which can receive Stock Quote Information Service. It is a type of WorldSpace China Receiver and WorldSpace China PC Card.

1.8	“Shanghai & Shenzhen Real-time Stock Quote Data and Multimedia Information Transmission System” means Tongshi’s patent and unpatented technology which is used in more than 300 DVB and VBI transmission systems. Said technology is mainly composed of the Shanghai & Shenzhen Real-time Stock Quote Transmission System, the Air Authorization CA System, the User Management System and the Error Alarm System.

1.9	“WorldSpace Information Service Management System” means the software and hardware developed and improved by Tongshi to be specially used on the WorldSpace System, according to technological standards required by WorldSpace China or in consideration of the technical characteristics of the WorldSpace System. Said software and hardware are intended for the WorldSpace System or Stock Quote Information Service and shall include but are not limited to the Broadcast Channel Local Area Network, the Shanghai & Shenzhen Real-time Stock Quote Transmission System, the Air Authorization CA System, the User Management System and the Error Alarm System.

1.10	“AsiaStar” means the satellite AsiaStar, one of satellites in the WorldSpace System, owned by the Affiliate of WorldSpace China and located at E 105[o].

Article 2 CONTENTS OF COOPERATION

2.1	During the term of this Agreement, WorldSpace China agrees to authorize Tongshi, by using WorldSpace Patent Rights, WorldSpace Information, WorldSpace Trademark and FhG patents, combined with Tongshi’s improvement on the same, to engage in the manufacture, promotion and sales activities of the WorldSpace China Receiver and WorldSpace China PC Card. WorldSpace China and Tongshi shall enter into a separate detailed technology license agreement regarding the above License.

2.2	WorldSpace China agrees to provide to Tongshi at the same time the technology management consultation services relating to the WorldSpace China Receiver and WorldSpace China PC Card and the multimedia information.

2.3	Tongshi shall use its own capital, personnel and Intellectual Property, including the Shanghai & Shenzhen Real-time Stock Quote Data and Multimedia Information Transmission System, in accordance with WorldSpace China’s technology standards, to improve and optimize the WorldSpace Information Service Management System targeting the WorldSpace System and the Stock Quote Information Service, in order to satisfy WorldSpace China’s technology standards and to satisfy its practical use in China. During the period of cooperation, Tongshi shall also provide necessary technical support, which includes but is not limited to technical maintenance, technical consultation and personnel assistance.

2.4	Tongshi shall, in a confidential manner, provide WorldSpace China with all technical documents and samples with regard to the WorldSpace China Receiver and WorldSpace China PC Card and WorldSpace Information Service Management System before May 1st, 2006, and WorldSpace China shall examine and confirm in writing whether such WorldSpace China Receiver and WorldSpace China PC Card and WorldSpace Information Service Management System can be regularly used in China and satisfy such technical standards as required by WorldSpace China for compatibility and other aspects. If Tongshi’s developments fail to comply with the technical specifications required by WorldSpace China or have technical problems during actual use, Tongshi is obliged to correct the same until it meets the technical standards specified by WorldSpace China.

2.5	For the smooth development of the Stock Quote Information Service, the Parties agree to respectively enter into agreements with Beijing Guoxin Synchronous Data System Technology Limited (hereinafter referred to as “Guoxin”), and fulfil their obligations according to their respective agreements with Guoxin. WorldSpace China shall cause ChinaSat to provide capacity service and uplink service to Guoxin by using the capacity of AsiaStar’s Northeast beam. As for the bandwidth to be used by ChinaSat to provide the capacity service, the Affiliate of WorldSpace China may adjust it within the span of 64 Kbps to 128 Kbps.

2.6	The Parties acknowledge that the Stock Quote Information Service provided by Guoxin plays a very important role for the sales of WorldSpace China Receiver and WorldSpace China PC Card as well as for market development. Therefore the Parties agree that WorldSpace China and Tongshi shall each bear 70% and 30% of the expenses recognized by the Parties for assisting Guoxin to provide the Stock Quote Information Service, such as the information purchase fee for the stock quote data, hardware purchase, and advertisement. With respect to the fee payable by Guoxin to ChinaSat according to the Capacity Service and Uplink Service Agreement, in the event that Guoxin is unable to pay such fee in full with the revenue from its own operation after paying statutory taxes, the Parties agree that WorldSpace China and Tongshi shall each bear 70% and 30% of the remaining amount.

2.7	Each Party shall consult with the other Party before it proceeds with any advertisement and promotion of the cooperation project, and shall implement such advertisement and promotion in a fashion as agreed by the Parties.

Article 3 FEE AND PAYMENTS

3.1	Method of Calculating the Fee

In view of the aforementioned cooperation, the Parties agree to calculate the technology license and management consultation service fee (“the Fee”) payable by Tongshi to WorldSpace China as follows:

A.	The Parties agree that Tongshi shall calculate and pay the Fee to WorldSpace China according to the following formula:

Quarterly Fee due to WorldSpace China = (Tongshi’s quarterly income from WorldSpace China Receivers and WorldSpace China PC Cards – deductible costs and expenses) ×70%

The terms in the above formula have the following meanings:

(i)	“Tongshi’s Quarterly Income from WorldSpace China Receivers and WorldSpace China PC Cards” means the total income (including but not limited to, total Sales Volume and subsidies in any form and other revenues agreed by the two Parties) Tongshi receives for the sale of WorldSpace China Receivers and WorldSpace China PC Cards. The income shall be recognized upon delivery of the goods and payment being received by Tongshi’s account. Subsidies and other revenues shall be recognized upon actual receipt of the payment.

Note: The “Sales Volume” in the above item (i) means the actual sales income received by Tongshi from the sale of WorldSpace China Receivers and WorldSpace China PC Cards both through its own distribution channel and from the distributors, consignees and retailers and others. The Sales Volume shall be the sales volume exclusive of value-added tax. In case of returns of the products , the sales volume of the returned products shall be deducted from that quarter’s Sales Volume.

(ii)	“Deductible Costs and Expenses” means the costs and expenses agreed by the two Parties in prior written form to be deductible from Tongshi’s Quarterly Income from WorldSpace China Receivers and WorldSpace China PC Cards, including: (i) cost of the STARMAN chips and other parts and components agreed to by the Parties (including customs duties, insurance premium and transportation expenses); (ii) processing fees agreed to by the Parties; (iii) promotional expenses agreed to by the Parties; (iv) other expenses agreed to by the Parties.

Tongshi shall provide the list of costs and expenses to be deducted and related substantiating documents to WorldSpace China. Tongshi shall be responsible for the accuracy and authenticity of the list and substantiating documents. The Deductible Costs and Expenses shall not be deducted until WorldSpace China has confirmed the correctness thereof in writing.

B.	Tongshi shall pay the Fee to WorldSpace China according to Article 3 on a quarterly basis. Any kind of market promotion related to the sales of WorldSpace China Receivers and WorldSpace China PC Cards can only be executed after mutual agreement is reached by the Parties. Tongshi shall provide to WorldSpace China the financial statements relating to WorldSpace China Receivers and WorldSpace China PC Cards on a quarterly basis.

3.2	Payment Method

A.	Tongshi shall pay the Fee due for a quarter in full to WorldSpace China within thirty (30) calendar days after every quarter or at a later date permitted by WorldSpace China. Tongshi shall make full payment of the entire amount of the Fee due to WorldSpace China to its designated account according to WorldSpace China’s instructions. Tongshi shall bear the fees and charges, if any, for payment of the Fee.

B.	If Tongshi fails to make full payment of the Fee specified in Article 3 herein within the time limit stated herein due to any reason on Tongshi’s part, Tongshi shall pay to WorldSpace China a late fee of 0.04% per day for the payable amount for each day of delay for the period from the due date to the date of actual payment.

Article 4 ACCOUNTING RULES

4.1	Tongshi shall keep completely accurate accounting books and complete original accounting certificates relating to the sales of WorldSpace China Receivers and WorldSpace China PC Cards, and shall keep complete accounting records according to international accounting standards, including records of the amount of payments made, calculation basis and method and ancillary materials evidencing the above amount. Tongshi shall preserve the above original certificates for five (5) years following the termination of this Agreement, and shall provide such certificates to WorldSpace China when requested.

4.2	The Parties agree that at anytime within the term of this Agreement, WorldSpace China may, as it deems necessary, verify the financial statements of Tongshi on WorldSpace China Receivers and WorldSpace China PC Cards and, with an advance notice to Tongshi, appoint a registered accountant, at its own cost, to audit Tongshi’s accounts, invoices and other vouchers relating to the sales of WorldSpace China Receivers and WorldSpace China PC Cards. Tongshi shall provide assistance when WorldSpace China conducts such investigation. If any falsification, suppression of information, corruption or error is found during the course of the audit, or the difference between the result of the audit and the reports provided by Tongshi is greater than 3%, Tongshi shall bear the auditing expenses.

4.3	Even if this Agreement is terminated , the obligations of Tongshi to pay the Fee to WorldSpace China, to maintain completely accurate accounting books and to keep complete original accounting certificates, to allow WorldSpace China or its appointed registered accountant to examine Tongshi’s books, invoices and other vouchers, and to submit to audits shall remain valid.

Article 5 TAXES

Each Party shall be responsible for its own tax obligations stipulated by any tax or governmental authority. Where a Party is required by law to withhold and pay any tax on behalf of the other Party, the withholding Party shall deliver promptly to the other Party all receipts, certificates or other proof evidencing each amount withheld and paid as tax by the withholding Party.

Article 6 BREACH OF AGREEMENT AND LIABILITIES FOR BREACH

6.1	Events of Default

A.	Tongshi fails to pay the Fee in full and in time according to Article 3;

B.	Any representation or warranty made by either Party hereunder is proved to be incorrect or untrue in any material aspect when it was made;

C.	Any Party fails to perform, or is in breach of any important provision in this Agreement.

6.2	Compensation for Damages

The non-breaching Party shall have the right to hold the breaching Party accountable for the liabilities for its breach, in accordance with this Agreement and the relevant stipulations of Chinese law.

Article 7 REPRESENTATIONS AND WARRANTIES

7.1	WorldSpace China hereby represents and warrants as follows:

A.	WorldSpace China is a legal person duly established and validly existing in accordance with the laws of the PRC with all requisite power to engage in business activities provided under this Agreement and perform fully its obligations hereunder;

B.	In the event that WorldSpace China undergoes a reorganization, including but not limited to, division, merger, or formation of a group corporation, such reorganization shall not affect the performance of this Agreement, or impose impediment or extra burden on the performance of this Agreement. A post-reorganization entity shall assume all the rights and obligations of WorldSpace China under this Agreement.

7.2	Tongshi hereby represents and warrants as follows:

A.	Tongshi is a legal person duly established and validly existing in accordance with the laws of the PRC with all requisite power to engage in the business activities provided under this Agreement and perform fully its obligations hereunder;

B.	Tongshi has the legal qualifications to produce and sell WorldSpace China Receivers and WorldSpace China PC Cards;

C.	In the event that Tongshi undergoes a reorganization, including but not limited to, division, merger, or formation of a group corporation, such reorganization shall not affect the performance of this Agreement, or impose impediment or extra burden on the performance of this Agreement. A post-reorganization entity shall assume all the rights and obligations of Tongshi under this Agreement.

Article 8 INTELLECTUAL PROPERTY RIGHTS

WorldSpace China and Tongshi hereby confirm that:

A.	The Intellectual Property Rights of WorldSpace Patents, WorldSpace Know-How, WorldSpace Chipset Technology, WorldSpace Information and WorldSpace Trademark relating to WorldSpace China Receivers and WorldSpace China PC Cards, are fully owned by WorldSpace China and its Affiliate. WorldSpace China and its Affiliate shall have all exclusive rights in such intellectual properties right as an owner shall have.

B.	The Intellectual Property Rights in the patented and unpatented technologies of Shanghai & Shenzhen Real-time Stock Quote Data and Multimedia Information Transmission System (which are being used regularly in more than 300 DVB and VBI transmission systems, and consist mainly of Shanghai & Shenzhen Real-time Stock Quote Transmission System, Air Authorization CA System, User Management System and Error Alarm System) independently developed by Tongshi belong to Tongshi and its Affiliate. During the operation period of WorldSpace System in China, WorldSpace China, together with companies designated by World Space China and approved by Tongshi, has the right to use, free of charge, the patented or unpatented technologies stipulated in this Article’s Item B.

C.	Tongshi’s improvement on WorldSpace China Receivers and WorldSpace China PC Cards, together with WorldSpace Information Service Management System developed by Tongshi (including but not limited to BC LAN Shanghai & Shenzhen Real-time Stock Quote Transmission System, Air Authorization CA System, User Management System and Error Alarm System) are jointly owned by the Parties. If either Party wishes to license a third Party to use the co-owned intellectual property rights, it shall obtain the other Party’s prior written consent.

D.	If Tongshi wishes to develop technologies and/or technics independent of technologies licensed by WorldSpace China for use, which bear no relations to principles of WorldSpace Technologies, but are related to the characteristics, data and/or interface of WorldSpace Technologies, it shall obtain the prior written consent of WorldSpace China, and shall bear all relevant responsibilities for the technologies and technics that it has developed independently. Tongshi and World Space China shall jointly own the developed technologies. If Tongshi wishes to use the technologies that it independently developed , on the WorldSpace System in any manner, Tongshi shall obtain WorldSpace China’s prior written consent. Tongshi shall strictly observe the confidential obligations to WorldSpace China in the course of independent technology development and shall not disclose any information relevant to WorldSpace Technologies to any third party unless it has received WorldSpace China’s prior written consent.

E.	Where this Agreement is terminated for any reason, the provisions in Article 8 shall remain in force and effect.

Article 9 TERM

Although this agreement is signed on April 4, 2006, the two Parties agree that this Agreement shall be effective as of April 1, 2006 and shall expire, unless terminated earlier by agreement, on May 30, 2008. Either Party may propose an extension of the term of this Agreement, and once the Parties mutually agrees in writing to extend the term of this agreement, this agreement shall be extended according to the terms and conditions as agreed upon by the Parties.

Article 10 TERMINATION

10.1	Upon the occurrence of circumstances described in Item B of Article 3.2, WorldSpace China shall have the right to terminate this Agreement unilaterally.

10.2	Upon the occurrence of any of the following circumstances, either Party shall have the right to terminate this Agreement by written notice:

A.	Either Party commits a material breach of this Agreement, and fails to correct such breach within thirty (30) days upon written notice given by the other Party;

B.	either Party becomes bankrupt, or is in the process of liquidation or dissolution, or ceases to operate, or is unable to repay its debts when due;

C.	The Parties fail to conclude a resolution plan within six (6) months upon the occurrence of an event of Force Majeure set forth in article 13;

D.	Either Party fails to comply with the requirement of this Agreement and delegates its obligations hereunder without the other Party’s prior written consent;

E.	This Agreement will be terminated upon the occurrence of any of the following circumstances: i) The frequency and approval obtained by ChinaSat from Chinese government cease to be valid; ii) The Agreement relating to the capacity lease of WorldSpace AsiaStar’s northeast beam signed between ChinaSat and WorldSpace China’s Affiliate is terminated for any reason; and/or the WorldSpace Capacity and Uplink Service Agreement signed in 2005 between Guoxin and ChinaSat is terminated for any reason;

F.	The Parties mutually agree to an earlier termination of this Agreement.

Within one quarter of a year from the date either Party proposes termination of the Agreement pursuant to this provision, the Parties shall resolve it through adequate discussion; where no agreement is reached within one quarter of a year, the Agreement shall terminate automatically.

10.3	Except when the Parties have reached agreement separately on extension, this Agreement shall terminate automatically upon expiration of the term of this Agreement.

Article 11 EFFECT OF TERMINATION

Once this Agreement is terminated, the Parties shall not have any obligations to each other , except for any of the following obligations: any payment owed by one Party to the other Party before the termination or expiration of this Agreement, and duties specially provided under this Agreement.

Article 12 NOTICE

All notices and other correspondence that need to be given by either Party pursuant to this Agreement shall be in writing and may be delivered in person, sent by registered mail (postage prepaid), delivered by a recognized courier service, or faxed to the following address. The dates on which notices shall be deemed to have been effectively given shall be determined in the following manner:

(1)	Notices delivered in person shall be deemed effectively given on the date of personal delivery;

(2)	Notices given by registered mail (postage prepaid) shall be deemed effectively given on the sixth (6th) day after the date on which they are posted(as indicated by the postmark);

(3)	Notices given by courier shall be deemed effectively given on the third (3rd) working day after they are delivered to the recognized courier service;

(4)	Notices given by facsimile transmission shall be deemed effectively given on the first working day following the date of transmission, if the sending Party receives confirmation from the other Party.

Contact information of WorldSpace China

WorldSpace (China) Information Technology Ltd.
Address:	Rm.1205, Air China Plaza, No.36 Xiaoyun Road
Chao Yang District, Beijing 100027, China
Attn:	Mr. Mike Yuh-hung Ma

Telephone:	(86-10) 84475158
Facsimile:	(86-10) 84475130

Contact information of Tongshi

Xi’an Tongshi Technology Limited
Address:	48 Xing Qing Road North
Xi’an, Shaanxi Province, China
Attn:	Cao Jun

Telephone:	(86-29) 82667810
Facsimile:	(86-29) 82668053

Article 13 FORCE MAJEURE

13.1	“Force Majeure” means an event, including fire, flood, earthquake, tsunami or other natural disaster or act of nature ; act of terror or terrorism; the outbreak of war or warlike situations; labor unrest or labor disputes; insurrections; epidemics, or health or quarantine restrictions; government actions or changes in national policies, laws or regulations, and the like, which, in any case, is (i) beyond the reasonable anticipation and control of the Parties; (ii) unavoidable, notwithstanding the commercially reasonable efforts and reasonable care of the Parties; and (iii) renders impossible or economically impractical the performance of this Agreement.

13.2	The Party encountering a Force Majeure shall promptly inform the other Party in writing, and shall furnish the appropriate proof of the occurrence and duration of such Force Majeure. The Party encountering a Force Majeure shall also make endeavors to terminate the Force Majeure and its effects. In the event of Force Majeure, the Parties shall immediately consult with each other in order to find an equitable solution and shall make all reasonable endeavors to minimize the effects of such Force Majeure to the extent possible.

13.3	During the period that Force Majeure and its effects continue, the Parties shall continue performing their obligations under this Agreement that are not affected by the Force Majeure.

Article 14 DISPUTE RESOLUTION

14.1	In the event a dispute arises in connection with the interpretation or performance of this Agreement, the Parties shall attempt in the first instance to resolve such dispute through friendly consultation. Neither Party shall submit for arbitration any dispute or disagreement before the expiration of a thirty (30) days period after the date a written notice of dispute is given by one Party to the other (said notice shall describe generally the nature of the dispute).

14.2	Any disputes arising from or in connection with this Agreement shall be submitted to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration which shall be conducted in accordance with CIETAC’s arbitration rules in effect at the time of applying for arbitration. The arbitral award is final and binding upon both Parties.

14.3	When any dispute occurs and when any dispute is being arbitrated under arbitration, except for the matters in dispute, the Parties shall continue to perform their respective obligations (and shall be entitled to exercise their rights) under this Agreement.

Article 15 APPLICABLE LAW AND CHANGES IN LAW

15.1	This Agreement shall be governed by the laws of the PRC.

15.2	If the economic interest of either Party is impaired materially after the date of execution of this Agreement due to the promulgation of new laws, decrees, rules or regulations, or interpretation of any existing PRC laws, decrees, rules, regulations or policies by the government which has jurisdiction over either Party or over this Agreement, the Parties shall promptly consult with each other and adopt necessary remedies and make necessary adjustment to hold each Party’s economic interest harmless or less harmed. If no agreement can be reached within sixty (60) days, either Party may terminate this Agreement pursuant to Article 10.

Article 16 ASSIGNMENT

Neither Party may assign any part of this Agreement to any third party without the prior written consent of the other Party. However, where either party assigns this Agreement to its Affiliate or the post-reorganization entity as stated in Article 7 herein, the other party shall grant its consent.

Article 17 MISCELLANEOUS

17.1	Language and Effectiveness

This Agreement is prepared and executed in both Chinese and English. Both language versions shall have equal legal effect.

17.2	Severability

If any provision of this Agreement is deemed as illegal, invalid or unenforceable under the law, then the said provision shall be deemed to have been deleted from this Agreement, and the remaining provisions of this Agreement shall continue in full force and effect.

17.3	Waiver

A.	Failure or delay on the part of either Party to exercise its right under this Agreement shall not operate as a waiver thereof, nor shall any single or partial exercise of a right prelude any other future exercise thereof.

B.	No waiver by any Party of any breach of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provisions hereof.

17.4	Relationship of the Parties

Nothing in this Agreement shall be construed as creating a partnership between the Parties or as constituting one Party as the agent of the other Party. Neither Party shall have the right to execute any agreement in the name of the other party or create any debt for the other Party.

17.5	Entire Agreement

This Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof, and shall supersede any prior agreements or undertakings, oral or written, on this subject matter, between the Parties and between the Affiliates of the Parties.

17.6	Expenses

Each Party shall bear its own expenses and costs for the preparation, negotiation, execution and implementation of this Agreement, including but not limited to attorney fees and reimbursements.

17.7	Amendment

Any amendment to this Agreement shall become effective upon execution of written document by both Parties.

IN WITNESS WHEREOF, WorldSpace China and Tongshi have duly executed this Agreement by their duly authorized representative on the date first set forth above.

WorldSpace (China) Information Technology Ltd.	Xi’an Tongshi Technology Limited

Authorized Representative:	Authorized Representative:

Name: /s/ Mike Ma	Name: /s/ Cao Jun

Title: CEO	Title: G.M.

Date: April 4, 2006	Date: April 4, 2006